FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December26, 2003, Series 2003-HE1	**333-91334**

Name of Person Filing the Document
(If Other than the Registrant)

03043584

PROCESSED
JAN 05 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
DEC 31 2003
WASH. D.C. 155 SECTION

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: Joseph T. Jurkowski, Jr.
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: December 29, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$409,372,000 (Approximate)

Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003- HE1

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

December 11, 2003

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$409,372,000 (Approximate)
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2003-HE1

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings (Mdy's/S&P)
Class I-A-1	$78,101,000	Floating	[1.00]	0	23	[02/25/24]	Aaa / AAA
Class I-A-2	72,262,000	Floating	[4.07]	23	57	[01/25/34]	Aaa/AAA
Class II-A	182,847,000	Floating	[2.03]	0	79	[01/25/34]	Aaa / AAA
Class M-1	27,503,000	Floating	[4.70]	42	38	[01/25/34]	Aa2 / AA
Class M-2	23,272,000	Floating	[4.58]	39	41	[01/25/34]	A2 / A
Class M-3	7,404,000	Floating	[4.53]	39	41	[01/25/34]	A3 / A-
Class M-4	6,135,000	Floating	[4.52]	38	42	[01/25/34]	Baa1 / BBB+
Class M-5	6,347,000	Floating	[4.50]	38	42	[01/25/34]	Baa2 / BBB
Class M-6	5,501,000	Floating	[4.50]	37	43	[01/25/34]	Baa3 / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2 and Class II-A Certificates will increase to 2.0 times their related initial margin; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Originators:	People's Choice Home Loans, Inc. (34%), Encore Credit Corporation (18%), Impac Funding Corporation (15%), BayRock Mortgage Corporation (11%) and 5 others. For more information on the largest originators please see Exhibit I.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation
Trustee:	LaSalle Bank National Association
Custodian:	Wells Fargo Bank Minnesota, National Association
Class II-A Insurer:	ACE Guaranty Corp.
Underwriter:	Bear, Stearns & Co. Inc.
Offered Certificates:	Approximately $[333,210,000] senior floating-rate Certificates ("Class A Certificates") and approximately $[76,162,000] mezzanine floating-rate Certificates ("Class M Certificates"), together with the Class A Certificates, the "Offered Certificates." The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 2,582 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $423,123,930.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 948 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $191,580,931.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 1634 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $231,542,998.
Expected Pricing Date:	On or about December [12], 2003
Closing Date:	On or about December [30], 2003
Cut-off Date:	The close of business on December 1, 2003
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in January 2004.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360 day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum, and any Lender Paid Mortgage Insurance "LPMI Fee" (less than 0.56% of the mortgage loans have LPMI). Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.

Principal & Interest Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2 Certificates and Class II-A Certificates will increase to 2.0 times their related initial margin and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination
4. Policy with respect to the Class II-A Certificates.

Policy On the closing date, the Class II-A Insurer will issue the financial guaranty insurance policy in favor of the indenture trustee for the benefit of the Class II-A Certificate holders. The policy will unconditionally and irrevocably guarantee interest on the Class II-A Certificates at the applicable Pass-Through Rate, and will guarantee amounts due on the Class II-A Certificates on the legal final payment date. The policy is not cancelable for any reason.

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans.

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately [3.25]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) [6.50]% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $[2,115,620] or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Overcollateralization Increase Amount With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in January 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [42.50]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[21.25]%	[42.50]%
M-1	[14.75]%	[29.50]%
M-2	[9.25]%	[18.50]%
M-3	[7.50]%	[15.00]%
M-4	[6.05]%	[12.10]%
M-5	[4.55]%	[9.10]%
M-6	[3.25]%	[6.50]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
January 2007 through December 2007	[3.75]%
January 2008 through December 2008	[5.75]%
January 2009 through December 2009	[7.00]%
January 2010 through December 2010	[7.75]%
January 2011 and thereafter	[8.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, and third, by the Class M Certificates in reverse numerical order.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) LPMI Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class I-A-1 Certificates and Class I-A-2 Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class II-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period minus the premium, expressed as a rate, on the Class II-A Policy.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans and the Group II Mortgage Loans.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Periodfor such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Class I-A-1 Certificates, the Class I-A-2 Certificates and the Class M Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The interest rate cap agreements will not guarantee that any of the Class I-A-1, Class I-A-2 and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class I-A-1 Certificates and Class I-A-2 Certificates will terminate after the Distribution Date in July 2010. The interest rate cap agreement for the Class M Certificates will terminate after the Distribution Date in March 2007. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class I-A-1 and Class I-A-2 Certificates Notional Balances: Strike Rate of 7.00% (capped at 9.25%) for months 1-30: Strike Rate of 8.00% (capped at 9.25%) for months 31-79
- Class M Certificates Notional Balances: Strike Rate of 6.00% (capped at 7.50%) for months 1-39

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, concurrently to the holders of the Class I-A-1 and Class I-A-2 Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates and from the Group II Interest Remittance Amount, to the holders of the Class II-A Certificates, the Senior Interest Distribution Amount allocable to such Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates; and

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1 and Class I-A-2 Certificates, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A Certificates, until the Certificate Principal Balances thereof has been reduced to zero and then to the holders of the Class I-A-1 and Class I-A-2 Certificates (in the priority described above), after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed as follows:

(i) sequentially to the holders of the Class I-A-1 and Class I-A-2 Certificates, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amount described in (ii) below;

(ii) to the holders of the Class II-A Certificates, to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A-1 and Class I-A-2 Certificates (in the priority described above), after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount and Group II Principal Distribution Amount;

(ii) to reimburse the Class II-A Enhancer for any unreimbursed prior draws on the Policy;

(iii) to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iv) to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v) to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vi) to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii) to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(viii) to the holders of the Class M-6 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix) to make payments to a reserve account, to the extent required to distribute to the holders of the Offered Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(x) to the holders of Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(xi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount:

The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans;(iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and (v) the amount of any draw on the Policy required to be applied to the Class II-A Certificates for such Distribution Date.

Class I-A Principal Distribution Amount:	The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [57.5]% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].
Class II-A Principal Distribution Amount:	The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [57.5]% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].
Class M-1 Principal Distribution Amount:	The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [70.50]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].
Class M-2 Principal Distribution Amount:	The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [81.50]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].

Class M-3 Principal Distribution Amount: The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [85.00]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].

Class M-4 Principal Distribution Amount: The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [87.90]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].

Class M-5 Principal Distribution Amount: The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [90.90]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].

Class M-6 Principal Distribution Amount: The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately [93.50]% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $[2,115,620].

Class A-1 and Class A-2 Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate(2)	Period	Distribution Date	AFC Rate(1)	AFC Rate(2)
1	01/25/04	6.7534	9.0711	40	04/25/07	6.7705	9.3821
2	02/25/04	6.7539	9.0714	41	05/25/07	6.9973	9.6008
3	03/25/04	7.2202	9.3881	42	06/25/07	6.7726	9.3614
4	04/25/04	6.7550	9.0723	43	07/25/07	6.9994	9.6183
5	05/25/04	6.9808	9.2232	44	08/25/07	6.7747	9.3782
6	06/25/04	6.7564	9.0734	45	09/25/07	6.7757	9.3677
7	07/25/04	6.9825	9.2245	46	10/25/07	7.0027	9.5859
8	08/25/04	6.7582	9.0748	47	11/25/07	6.7778	9.3470
9	09/25/04	6.7592	9.0755	48	12/25/07	7.0048	9.5735
10	10/25/04	6.9856	9.2269	49	01/25/08	6.7798	9.3654
11	11/25/04	6.7615	9.0772	50	02/25/08	6.7809	9.3549
12	12/25/04	6.9880	9.2285	51	03/25/08	7.2496	9.8182
13	01/25/05	6.7635	9.0784	52	04/25/08	6.7829	9.3343
14	02/25/05	6.7645	9.0790	53	05/25/08	7.0100	9.5510
15	03/25/05	7.4904	9.5805	54	06/25/08	6.7849	9.3140
16	04/25/05	6.7665	9.0801	55	07/25/08	7.0121	9.5319
17	05/25/05	6.9930	9.2315	56	08/25/08	6.7868	9.2957
18	06/25/05	6.7684	9.0811	57	09/25/08	6.7878	9.2858
19	07/25/05	6.9950	9.2326	58	10/25/08	7.0151	9.5012
20	08/25/05	6.7703	9.0819	59	11/25/08	6.7898	9.2662
21	09/25/05	6.7713	9.0823	60	12/25/08	7.0171	9.4812
22	10/25/05	6.9980	9.2339	61	01/25/09	6.7923	9.2503
23	11/25/05	6.7732	9.0829	62	02/25/09	6.7932	9.2408
24	12/25/05	7.0000	9.2345	63	03/25/09	7.5221	9.9595
25	01/25/06	6.7537	9.7714	64	04/25/09	6.7951	9.2219
26	02/25/06	6.7549	9.7654	65	05/25/09	7.0226	9.4358
27	03/25/06	7.4798	10.3348	66	06/25/09	6.7970	9.2034
28	04/25/06	6.7571	9.7533	67	07/25/09	7.0245	9.4179
29	05/25/06	6.9835	9.9210	68	08/25/09	6.7989	9.1862
30	06/25/06	6.7593	9.7410	69	09/25/09	6.7998	9.1772
31	07/25/06	6.9858	9.4753	70	10/25/09	7.0274	9.3899
32	08/25/06	6.7616	9.2407	71	11/25/09	6.8016	9.1594
33	09/25/06	6.7627	9.2306	72	12/25/09	7.0293	9.3717
34	10/25/06	6.9892	9.4442	73	01/25/10	6.8034	9.1429
35	11/25/06	6.7648	9.2103	74	02/25/10	6.8043	9.1343
36	12/25/06	6.9914	9.4233	75	03/25/10	7.5344	9.8425
37	01/25/07	6.7673	9.4138	76	04/25/10	6.8061	9.1172
38	02/25/07	6.7684	9.4032	77	05/25/10	7.0339	9.3285
39	03/25/07	7.4947	10.1399	78	06/25/10	6.8079	9.1005
				79	07/25/10	7.0357	9.3123

(1) Assumes 1-month LIBOR at 1.17%, 6-month LIBOR at 1.24%, and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20% and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate(2)	Period	Distribution Date	AFC Rate(1)	AFC Rate(2)
1	01/25/04	6.8760	8.4260	40	04/25/07	6.8405	9.7046
2	02/25/04	6.8762	8.4262	41	05/25/07	7.0691	10.0119
3	03/25/04	7.3507	8.8007	42	06/25/07	6.8417	9.6732
4	04/25/04	6.8767	8.4267	43	07/25/07	7.0703	10.0289
5	05/25/04	7.1062	8.6062	44	08/25/07	6.8428	9.6894
6	06/25/04	6.8773	8.4273	45	09/25/07	6.8434	9.6735
7	07/25/04	7.1069	8.6069	46	10/25/07	7.0721	9.9795
8	08/25/04	6.8780	8.4280	47	11/25/07	6.8446	9.6417
9	09/25/04	6.8784	8.4284	48	12/25/07	7.0733	9.9467
10	10/25/04	7.1081	8.6081	49	01/25/08	6.8457	9.6346
11	11/25/04	6.8792	8.4292	50	02/25/08	6.8463	9.6187
12	12/25/04	7.1087	8.6087	51	03/25/08	7.3191	10.2649
13	01/25/05	6.8798	8.4313	52	04/25/08	6.8475	9.5868
14	02/25/05	6.8801	8.4316	53	05/25/08	7.0764	9.8899
15	03/25/05	7.6175	9.0192	54	06/25/08	6.8487	9.5550
16	04/25/05	6.8806	8.4321	55	07/25/08	7.0776	9.8606
17	05/25/05	7.1102	8.6117	56	08/25/08	6.8498	9.5267
18	06/25/05	6.8811	8.4326	57	09/25/08	6.8504	9.5108
19	07/25/05	7.1108	8.6128	58	10/25/08	7.0794	9.8116
20	08/25/05	6.8817	8.4336	59	11/25/08	6.8516	9.4793
21	09/25/05	6.8819	8.4339	60	12/25/08	7.0806	9.7790
22	10/25/05	7.1116	8.6136	61	01/25/09	6.8483	9.4714
23	11/25/05	6.8825	8.4344	62	02/25/09	6.8489	9.4556
24	12/25/05	7.1122	8.6142	63	03/25/09	7.5834	10.4512
25	01/25/06	6.8334	9.8678	64	04/25/09	6.8502	9.4241
26	02/25/06	6.8340	9.8604	65	05/25/09	7.0792	9.7220
27	03/25/06	7.5668	10.5926	66	06/25/09	6.8514	9.3927
28	04/25/06	6.8355	9.8465	67	07/25/09	7.0805	9.6966
29	05/25/06	7.0639	10.0654	68	08/25/09	6.8527	9.3682
30	06/25/06	6.8366	9.8316	69	09/25/09	6.8533	9.3526
31	07/25/06	7.0651	11.2767	70	10/25/09	7.0824	9.6482
32	08/25/06	6.8377	10.9976	71	11/25/09	6.8546	9.3215
33	09/25/06	6.8383	10.9839	72	12/25/09	7.0837	9.6162
34	10/25/06	7.0668	11.2346	73	01/25/10	6.8558	9.2955
35	11/25/06	6.8394	10.9569	74	02/25/10	6.8564	9.2800
36	12/25/06	7.0679	11.2063	75	03/25/10	7.5918	10.2573
37	01/25/07	6.8388	11.3014	76	04/25/10	6.8577	9.2493
38	02/25/07	6.8394	11.2857	77	05/25/10	7.0869	9.5419
39	03/25/07	7.5728	12.1614	78	06/25/10	6.8590	9.2188
				79	07/25/10	7.0882	9.5141

(1) Assumes 1-month LIBOR at 1.17%, 6-month LIBOR at 1.24%, and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20% and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Excess Spread(1)	Excess Spread(2)
1	01/25/04	5.6252	5.6252
2	02/25/04	5.3438	5.3438
3	03/25/04	5.4536	5.4474
4	04/25/04	5.3385	5.3283
5	05/25/04	5.3914	5.3622
6	06/25/04	5.3310	5.2592
7	07/25/04	5.3828	5.2483
8	08/25/04	5.3207	5.0872
9	09/25/04	5.3144	4.9708
10	10/25/04	5.3645	4.9187
11	11/25/04	5.2991	4.7181
12	12/25/04	5.3485	4.6631
13	01/25/05	5.2820	4.4409
14	02/25/05	5.2729	4.2937
15	03/25/05	5.4400	4.4287
16	04/25/05	5.2538	3.9930
17	05/25/05	5.3033	3.9482
18	06/25/05	5.2335	3.6974
19	07/25/05	5.2830	3.6711
20	08/25/05	5.2118	3.4254
21	09/25/05	5.2004	3.3008
22	10/25/05	5.2501	3.3055
23	11/25/05	5.1765	3.0762
24	12/25/05	5.2299	3.1061
25	01/25/06	5.1079	3.9571
26	02/25/06	5.0994	3.8660
27	03/25/06	5.2797	4.2047
28	04/25/06	5.0819	3.6997
29	05/25/06	5.1362	3.7685
30	06/25/06	5.0628	3.5472
31	07/25/06	5.1172	3.8223
32	08/25/06	5.0425	3.5994
33	09/25/06	5.0318	3.5291
34	10/25/06	5.0864	3.6160
35	11/25/06	5.0095	3.3954
36	12/25/06	5.0642	3.4834
37	01/25/07	4.9840	3.4937
38	02/25/07	4.9412	3.3096
39	03/25/07	5.1901	3.7989
40	04/25/07	5.0161	3.2651
41	05/25/07	5.1044	3.3967
42	06/25/07	5.0631	3.2060
43	07/25/07	5.1425	3.4618
44	08/25/07	5.0832	3.2571
45	09/25/07	5.0879	3.2212
46	10/25/07	5.1560	3.3563
47	11/25/07	5.0976	3.1601
48	12/25/07	5.1638	3.3006
49	01/25/08	5.1011	3.1686
50	02/25/08	5.1015	3.1403
51	03/25/08	5.2283	3.4550
52	04/25/08	5.1024	3.0839
53	05/25/08	5.1660	3.2256
54	06/25/08	5.1032	3.0221
55	07/25/08	5.1668	3.2321
56	08/25/08	5.1040	3.0221
57	09/25/08	5.1044	2.9828
58	10/25/08	5.1680	3.1176
59	11/25/08	5.1052	2.8981
60	12/25/08	5.1688	3.0315
61	01/25/09	5.1013	2.9158
62	02/25/09	5.1017	2.8691
63	03/25/09	5.2920	3.3709
64	04/25/09	5.1025	2.7770
65	05/25/09	5.1663	2.9174
66	06/25/09	5.1033	2.6908
67	07/25/09	5.1671	2.9184
68	08/25/09	5.1041	2.6937
69	09/25/09	5.1045	2.6579
70	10/25/09	5.1683	2.8132
71	11/25/09	5.1053	2.5930
72	12/25/09	5.1691	2.7540
73	01/25/10	5.1060	2.5838
74	02/25/10	5.1064	2.5573
75	03/25/10	5.2972	3.1074
76	04/25/10	5.1071	2.5071
77	05/25/10	5.1710	2.6756
78	06/25/10	5.1078	2.4589
79	07/25/10	5.1717	2.6623

(1) Assumes 1-month LIBOR at 1.17%, 6-month LIBOR at 1.24%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$423,123,930		
Number of Loans	2,582		
Average Current Loan Balance	$163,874	$15,400	$719,732
(1) Original Combined Loan-to-Value Ratio	83.80%	19.11%	100.00%
(1) Mortgage Rate	7.6109%	5.0000%	12.6000%
(1) Net Mortgage Rate	7.1052%	4.5000%	12.1000%
(1) (3) Note Margin	5.9961%	2.2500%	10.6250%
(1) (3) Maximum Mortgage Rate	13.8335%	10.5000%	18.6250%
(1) (3) Minimum Mortgage Rate	7.4407%	2.2500%	11.9500%
(1) (3) Term to Next Rate Adjustment Rate (months)	23	7	59
(1) Remaining Term to Stated Maturity (months)	353	168	360
(1) (2) Credit Score	627	500	799

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	58.44%
	Fixed Rate	41.56%
Lien	First	97.29%
	Second	2.71%
Property Type	Two- to four- family units	9.96%
	Condo Low-Rise (less than 5 stories)	6.42%
	Manufactured Home	0.03%
	Planned Unit Developments (attached)	10.00%
	Single-family detached	73.43%
	Townhouse	0.16%
Geographic Distribution	California	39.23%
	Florida	8.08%
	Illinois	5.80%
	Georgia	5.68%
	New York	5.60%
	Pennsylvania	3.12%
	Ohio	3.01%
Number of States (including DC)	46	
Documentation Type	Full/Alternative	56.97%
	No Income/No Asset	2.21%
	No Ratio	0.01%
	Stated Income	35.44%
	Stated Income/Stated Asset	5.38%
Loans with Prepayment Penalties		80.54%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	37	4,991,979	1.18	134,918	71.91
520 - 539	148	22,453,789	5.31	151,715	78.95
540 - 559	185	27,503,433	6.50	148,667	79.56
560 - 579	217	35,374,783	8.36	163,017	80.65
580 - 599	277	50,252,746	11.88	181,418	82.30
600 - 619	319	51,229,635	12.11	160,594	84.56
620 - 639	381	57,214,872	13.52	150,170	85.00
640 - 659	343	54,875,082	12.97	159,986	85.38
660 - 679	251	44,500,520	10.52	177,293	85.79
680 - 699	167	29,116,101	6.88	174,348	87.37
700 - 719	112	20,681,287	4.89	184,654	86.26
720 - 739	61	10,180,342	2.41	166,891	85.75
740 - 759	40	7,596,663	1.80	189,917	84.41
760 - 779	29	4,665,759	1.10	160,888	84.08
780 - 799	15	2,486,941	0.59	165,796	85.99
TOTAL:	2,582	423,123,930	100.00	163,874	83.80

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	46	9,927,420	2.35	215,813	676	83.64
5.00% - 9.99%	10	1,957,853	0.46	195,785	648	68.99
10.00% - 14.99%	19	1,739,529	0.41	91,554	630	74.63
15.00% - 19.99%	65	8,113,625	1.92	124,825	622	81.06
20.00% - 24.99%	102	13,043,901	3.08	127,881	617	79.77
25.00% - 29.99%	189	26,584,638	6.28	140,659	632	81.50
30.00% - 34.99%	300	46,432,152	10.97	154,774	624	83.20
35.00% - 39.99%	393	63,442,399	14.99	161,431	625	82.99
40.00% - 44.99%	550	94,720,023	22.39	172,218	628	84.08
45.00% - 49.99%	683	119,005,708	28.13	174,240	631	85.44
50.00% - 54.99%	217	36,599,579	8.65	168,662	607	84.71
55.00% - 59.99%	7	1,493,922	0.35	213,417	605	86.76
60.00% - 64.99%	1	63,182	0.01	63,182	615	89.93
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	867	56,416,296	13.33	65,071	623	84.89
$100,001 - $200,000	955	135,923,095	32.12	142,328	623	83.42
$200,001 - $300,000	454	110,057,458	26.01	242,417	625	83.50
$300,001 - $400,000	190	66,158,188	15.64	348,201	638	84.57
$400,001 - $500,000	94	41,708,748	9.86	443,710	627	84.20
$500,001 - $600,000	15	8,313,172	1.96	554,211	649	80.82
$600,001 - $700,000	6	3,827,240	0.90	637,873	641	79.94
$700,001 - $800,000	1	719,732	0.17	719,732	654	74.97
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	8	1,376,209	0.33	172,026	705	66.77
5.0000% - 5.4999%	64	15,543,129	3.67	242,861	651	77.84
5.5000% - 5.9999%	135	31,650,590	7.48	234,449	645	79.91
6.0000% - 6.4999%	421	93,844,244	22.18	222,908	646	82.06
6.5000% - 6.9999%	302	59,674,090	14.10	197,596	630	82.96
7.0000% - 7.4999%	574	102,492,086	24.22	178,558	624	86.23
7.5000% - 7.9999%	302	43,823,231	10.36	145,110	614	85.90
8.0000% - 8.4999%	303	39,505,262	9.34	130,380	593	84.35
8.5000% - 8.9999%	106	10,468,403	2.47	98,759	597	83.31
9.0000% - 9.4999%	140	11,051,113	2.61	78,937	597	85.11
9.5000% - 9.9999%	79	4,965,653	1.17	62,856	610	88.86
10.0000% - 10.4999%	81	5,230,617	1.24	64,576	635	91.61
10.5000% - 10.9999%	27	1,360,293	0.32	50,381	605	90.70
11.0000% - 11.4999%	29	1,632,092	0.39	56,279	604	84.59
11.5000% - 11.9999%	9	371,794	0.09	41,310	605	86.22
12.0000% - 12.4999%	2	135,125	0.03	67,563	648	91.65
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	8	1,376,209	0.33	172,026	705	66.77
5.5000% - 5.9999%	62	14,727,079	3.48	237,534	650	77.04
6.0000% - 6.4999%	136	32,078,090	7.58	235,868	646	80.04
6.5000% - 6.9999%	416	93,192,569	22.02	224,021	645	81.99
7.0000% - 7.4999%	300	59,306,215	14.02	197,687	630	82.90
7.5000% - 7.9999%	579	103,185,486	24.39	178,213	625	86.26
8.0000% - 8.4999%	302	44,100,231	10.42	146,027	614	85.96
8.5000% - 8.9999%	305	39,872,187	9.42	130,728	594	84.44
9.0000% - 9.4999%	106	10,468,403	2.47	98,759	597	83.31
9.5000% - 9.9999%	141	11,121,888	2.63	78,879	598	85.17
10.0000% - 10.4999%	79	4,965,653	1.17	62,856	610	88.86
10.5000% - 10.9999%	81	5,230,617	1.24	64,576	635	91.61
11.0000% - 11.4999%	27	1,360,293	0.32	50,381	605	90.70
11.5000% - 11.9999%	29	1,632,092	0.39	56,279	604	84.59
12.0000% - 12.4999%	9	371,794	0.09	41,310	605	86.22
12.5000% - 12.9999%	2	135,125	0.03	67,563	648	91.65
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
15.00% - 19.99%	1	60,000	0.01	60,000	644
20.00% - 24.99%	2	77,430	0.02	38,715	570
25.00% - 29.99%	6	746,363	0.18	124,394	606
30.00% - 34.99%	8	707,234	0.17	88,404	632
35.00% - 39.99%	6	972,828	0.23	162,138	584
40.00% - 44.99%	12	2,283,418	0.54	190,285	609
45.00% - 49.99%	11	1,530,919	0.36	139,174	621
50.00% - 54.99%	20	2,799,408	0.66	139,970	602
55.00% - 59.99%	32	4,975,222	1.18	155,476	622
60.00% - 64.99%	55	10,088,753	2.38	183,432	602
65.00% - 69.99%	64	12,302,202	2.91	192,222	622
70.00% - 74.99%	141	20,945,673	4.95	148,551	605
75.00% - 79.99%	232	39,076,509	9.24	168,433	607
80.00% - 84.99%	570	104,953,952	24.80	184,130	631
85.00% - 89.99%	324	52,332,977	12.37	161,522	609
90.00% - 94.99%	533	98,582,214	23.30	184,957	627
95.00% - 99.99%	211	34,312,963	8.11	162,621	655
100.00% - 104.99%	354	36,375,866	8.60	102,757	663
TOTAL:	2,582	423,123,930	100.00	163,874	627

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	755	165,971,169	39.23	219,829	625	81.58
Florida	275	34,195,934	8.08	124,349	620	83.34
Illinois	168	24,540,325	5.80	146,073	622	85.04
Georgia	174	24,032,520	5.68	138,118	628	85.97
New York	81	23,695,182	5.60	292,533	670	86.96
Pennsylvania	117	13,221,482	3.12	113,004	619	84.98
Ohio	134	12,729,957	3.01	95,000	626	89.09
Other(1)	878	124,737,361	29.47	142,070	625	84.94
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

[1)] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	1,013	143,177,160	33.84	141,340	648	87.01
Equity Refinance	1,247	223,655,794	52.86	179,355	615	81.42
Rate/Term Refinance	322	56,290,976	13.30	174,817	624	85.04
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,533	241,040,086	56.97	157,234	618	84.86
No Income/No Asset	41	9,347,481	2.21	227,987	677	83.72
No Ratio	1	38,982	0.01	38,982	748	80.00
Stated Income	912	149,953,224	35.44	164,422	635	82.13
Stated Income/Stated Asset	95	22,744,156	5.38	239,412	651	83.54
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	299	37,988,197	8.98	127,051	648	80.54
Primary Residence	2,265	382,638,740	90.43	168,935	625	84.09
Second/Vacation	18	2,496,993	0.59	138,722	650	87.80
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	221	42,125,921	9.96	190,615	646	82.23
Condo Low-Rise (less than 5 stories)	188	27,180,898	6.42	144,579	634	83.66
Manufactured Home	1	139,861	0.03	139,861	591	90.00
Planned Unit Developments (attached)	243	42,317,493	10.00	174,146	627	85.91
Single-family detached	1,924	310,688,258	73.43	161,480	624	83.74
Townhouse	5	671,501	0.16	134,300	580	79.72
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	501	82,352,175	19.46	164,376	632	85.15
6 Months	7	1,609,095	0.38	229,871	643	84.86
12 Months	83	15,312,042	3.62	184,482	634	83.15
24 Months	1,154	186,501,437	44.08	161,613	615	83.25
36 Months	795	130,218,616	30.78	163,797	640	83.95
60 Months	42	7,130,566	1.69	169,775	645	80.74
TOTAL:	2,582	423,123,930	100.00	163,874	627	83.80

GROUP I:
MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$191,580,932		
Number of Loans	948		
Average Current Loan Balance	$202,090	$15,400	$719,732
[1] Original Combined Loan-to-Value Ratio	84.35%	28.57%	100.00%
[1] Mortgage Rate	7.4937%	5.0000%	12.5000%
[1] Net Mortgage Rate	6.9845%	4.5000%	12.000%
[1] [3] Note Margin	5.7010%	3.2500%	9.9000%
[1] [3] Maximum Mortgage Rate	13.5744%	11.3750%	17.0000%
[1] [3] Minimum Mortgage Rate	7.14615%	3.2500%	10.0000%
[1] [3] Term to Next Rate Adjustment Rate (months)	23	11	59
[1] Remaining Term to Stated Maturity (months)	349	168	359
[1] [2] Credit Score	639	500	799

[1] Weighted Average reflected in Total.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	30.59%
	Fixed Rate	69.41%
Lien	First	95.97%
	Second	4.03%
Property Type	Two- to four- family units	9.82%
	Condo Low-Rise (less than 5 stories)	3.97%
	Manufactured Home	0.07%
	Planned Unit Developments (attached)	11.91%
	Single-family detached	74.08%
	Townhouse	0.15%
Geographic Distribution	California	44.81%
	New York	8.51%
	Florida	7.25%
	Georgia	4.50%
	Illinois	3.52%
	New Jersey	3.15%
	Ohio	3.12%
Number of States (including DC)	39	
Documentation Type	Full/Alternative	54.83%
	No Income/No Asset	3.15%
	Stated Income	35.45%
	Stated Income/Stated Asset	6.57%
Loans with Prepayment Penalties		80.68%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	3	542,976	0.28	180,992	69.31
520 - 539	31	7,404,889	3.87	238,867	80.56
540 - 559	36	6,862,271	3.58	190,619	80.64
560 - 579	61	12,908,075	6.74	211,608	80.40
580 - 599	86	20,866,822	10.89	242,637	79.02
600 - 619	111	21,328,877	11.13	192,152	84.89
620 - 639	147	25,838,256	13.49	175,770	85.65
640 - 659	136	26,813,097	14.00	197,155	86.37
660 - 679	129	26,204,291	13.68	203,134	85.75
680 - 699	76	16,117,351	8.41	212,070	88.27
700 - 719	61	12,230,304	6.38	200,497	86.58
720 - 739	29	5,248,781	2.74	180,992	85.08
740 - 759	18	4,655,739	2.43	258,652	83.30
760 - 779	16	2,994,317	1.56	187,145	83.18
780 - 799	8	1,564,886	0.82	195,611	85.91
TOTAL:	948	191,580,932	100.00	202,090	84.35

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	25	6,076,086	3.17	243,043	669	81.70
5.00% - 9.99%	5	994,107	0.52	198,821	656	56.36
10.00% - 14.99%	3	102,567	0.05	34,189	649	100.00
15.00% - 19.99%	23	4,063,706	2.12	176,683	632	80.85
20.00% - 24.99%	33	5,156,329	2.69	156,252	630	80.71
25.00% - 29.99%	65	10,797,798	5.64	166,120	641	82.26
30.00% - 34.99%	99	18,509,569	9.66	186,965	636	83.61
35.00% - 39.99%	133	26,864,415	14.02	201,988	631	82.61
40.00% - 44.99%	218	44,385,232	23.17	203,602	641	84.40
45.00% - 49.99%	266	57,450,756	29.99	215,980	643	86.03
50.00% - 54.99%	74	16,336,747	8.53	220,767	634	87.45
55.00% - 59.99%	3	780,437	0.41	260,146	646	95.51
60.00% - 64.99%	1	63,182	0.03	63,182	615	89.93
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	275	17,763,895	9.27	64,596	638	87.69
$100,001 - $200,000	299	42,432,072	22.15	141,913	647	84.72
$200,001 - $300,000	131	32,039,142	16.72	244,574	646	84.49
$300,001 - $400,000	134	48,076,907	25.09	358,783	639	84.18
$400,001 - $500,000	89	39,562,507	20.65	444,523	625	83.94
$500,001 - $600,000	14	7,775,115	4.06	555,365	644	81.23
$600,001 - $700,000	5	3,211,563	1.68	642,313	652	77.05
$700,001 - $800,000	1	719,732	0.38	719,732	654	74.97
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	5	1,018,418	0.53	203,684	714	70.44
5.0000% - 5.4999%	28	8,516,081	4.45	304,146	664	79.63
5.5000% - 5.9999%	69	19,617,779	10.24	284,316	645	80.46
6.0000% - 6.4999%	166	45,376,297	23.69	273,351	652	80.89
6.5000% - 6.9999%	107	26,384,794	13.77	246,587	638	82.19
7.0000% - 7.4999%	204	44,084,586	23.01	216,101	636	87.82
7.5000% - 7.9999%	106	18,766,150	9.80	177,039	630	88.64
8.0000% - 8.4999%	81	13,269,341	6.93	163,819	601	84.77
8.5000% - 8.9999%	31	3,440,812	1.80	110,994	628	85.15
9.0000% - 9.4999%	58	4,768,011	2.49	82,207	634	93.93
9.5000% - 9.9999%	26	2,084,411	1.09	80,170	623	89.53
10.0000% - 10.4999%	40	2,771,268	1.45	69,282	652	94.95
10.5000% - 10.9999%	13	619,547	0.32	47,657	636	95.32
11.0000% - 11.4999%	10	592,946	0.31	59,295	626	100.00
11.5000% - 11.9999%	3	174,565	0.09	58,188	599	86.21
12.0000% - 12.4999%	1	95,925	0.05	95,925	671	99.98
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Mortgage Rates of Group I Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
5.0000% - 5.4999%	5	1,018,418	0.53	203,684	714	70.44
5.5000% - 5.9999%	26	7,700,031	4.02	296,155	663	78.28
6.0000% - 6.4999%	70	20,045,279	10.46	286,361	646	80.67
6.5000% - 6.9999%	166	45,376,297	23.69	273,351	652	80.89
7.0000% - 7.4999%	105	26,016,919	13.58	247,780	636	82.04
7.5000% - 7.9999%	205	44,197,086	23.07	215,596	636	87.82
8.0000% - 8.4999%	106	19,043,150	9.94	179,652	631	88.73
8.5000% - 8.9999%	83	13,636,266	7.12	164,292	603	85.02
9.0000% - 9.4999%	31	3,440,812	1.80	110,994	628	85.15
9.5000% - 9.9999%	58	4,768,011	2.49	82,207	634	93.93
10.0000% - 10.4999%	26	2,084,411	1.09	80,170	623	89.53
10.5000% - 10.9999%	40	2,771,268	1.45	69,282	652	94.95
11.0000% - 11.4999%	13	619,547	0.32	47,657	636	95.32
11.5000% - 11.9999%	10	592,946	0.31	59,295	626	100.00
12.0000% - 12.4999%	3	174,565	0.09	58,188	599	86.21
12.5000% - 12.9999%	1	95,925	0.05	95,925	671	99.98
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
25.00% - 29.99%	4	0.31	591,786	147,947	613
30.00% - 34.99%	3	0.15	293,798	97,933	636
35.00% - 39.99%	2	0.13	256,494	128,247	605
40.00% - 44.99%	5	0.71	1,351,056	270,211	629
45.00% - 49.99%	8	0.68	1,294,860	161,857	624
50.00% - 54.99%	8	0.62	1,187,380	148,422	620
55.00% - 59.99%	11	1.14	2,192,452	199,314	651
60.00% - 64.99%	25	2.71	5,197,988	207,920	613
65.00% - 69.99%	28	3.57	6,842,915	244,390	636
70.00% - 74.99%	39	3.86	7,398,279	189,699	630
75.00% - 79.99%	77	9.46	18,132,500	235,487	626
80.00% - 84.99%	180	22.11	42,355,568	235,309	641
85.00% - 89.99%	102	11.38	21,797,094	213,697	623
90.00% - 94.99%	176	22.47	43,042,953	244,562	633
95.00% - 99.99%	81	8.54	16,353,165	201,891	664
100.00% - 104.99%	199	12.16	23,292,645	117,048	669
TOTAL:	948	100.00	191,580,932	202,090	639

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	337	85,841,416	44.81	254,722	637	83.04
New York	52	16,298,670	8.51	313,436	677	85.76
Florida	88	13,888,459	7.25	157,823	635	82.80
Georgia	54	8,615,432	4.50	159,545	626	85.69
Illinois	43	6,747,771	3.52	156,925	628	88.05
New Jersey	22	6,027,483	3.15	273,977	609	78.01
Ohio	53	5,976,636	3.12	112,767	639	93.55
Other(1)	299	48,185,066	25.16	161,154	640	85.56
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

1) Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	309	55,375,845	28.90	179,210	655	87.51
Equity Refinance	483	103,543,805	54.05	214,376	630	82.01
Rate/Term Refinance	156	32,661,282	17.05	209,367	642	86.43
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	554	105,051,125	54.83	189,623	634	86.11
No Income/No Asset	24	6,036,271	3.15	251,511	669	81.89
Stated Income	329	67,914,324	35.45	206,427	640	81.76
Stated Income/Stated Asset	41	12,579,212	6.57	306,810	668	84.87
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	93	14,717,816	7.68	158,256	657	79.25
Primary Residence	846	175,266,295	91.48	207,171	638	84.75
Second/Vacation	9	1,596,820	0.83	177,425	639	88.24
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	84	18,806,872	9.82	223,891	657	81.39
Condo Low-Rise (less than 5 stories)	48	7,596,307	3.97	158,256	644	84.13
Manufactured Home	1	139,861	0.07	139,861	591	90.00
Planned Unit Developments (attached)	105	22,823,264	11.91	217,364	634	86.04
Single-family detached	707	141,925,638	74.08	200,743	638	84.48
Townhouse	3	288,990	0.15	96,330	638	85.47
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	176	37,017,798	19.32	210,328	641	84.06
6 Months	3	775,428	0.40	258,476	659	85.47
12 Months	31	6,754,404	3.53	217,884	637	84.71
24 Months	191	49,540,106	25.86	259,372	623	83.66
36 Months	505	90,362,629	47.17	178,936	647	85.10
60 Months	42	7,130,566	3.72	169,775	645	80.74
TOTAL:	948	191,580,932	100.00	202,090	639	84.35

CLOSE-03HE1
Sensitivity

Settle Date: 12/30/2003 US Treasury Curve Date: 12/10/2003

Tranche: M1 (M1)							
Price	.00% CPR 1.17000 1.24000 Scenario0 0.000 0 0%	Scenario1 1.17000 1.24000 Scenario1 0.000 0 0%	Scenario2 1.17000 1.24000 Scenario2 0.000 0 0%	Scenario3 1.17000 1.24000 Scenario3 0.000 0 0%	Scenario4 1.17000 1.24000 Scenario4 0.000 0 0%	Scenario5 1.17000 1.24000 Scenario5 0.000 0 0%	PREPAY 1M_LIB 6M_LIB DELINQUENCY CALL_PCT OPT_CALL CALL
99.909170	1.94 20.18	1.97 8.42	1.98 5.97	1.99 4.85	1.98 4.72	2.06 5.06	Yield Duration

The following auumptions were used to create Scenario0

Assumptions
G:CLOSE-03HE1-G01 : Prepay:.00% CPR
G:CLOSE-03HE1-G03 : Prepay:.00% CPR
G:CLOSE-03HE1-G04 : Prepay:.00% CPR
G:CLOSE-03HE1-G06 : Prepay:.00% CPR
G:CLOSE-03HE1-G2A : Prepay:.00% CPR
G:CLOSE-03HE1-G2B : Prepay:.00% CPR
G:CLOSE-03HE1-G5A : Prepay:.00% CPR
G:CLOSE-03HE1-G5B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR

The following auumptions were used to create Scenario1

Assumptions
G:CLOSE-03HE1-G01 : Prepay:P50 ACPR
G:CLOSE-03HE1-G03 : Prepay:P50 ACPR
G:CLOSE-03HE1-G04 : Prepay:P50 ACPR
G:CLOSE-03HE1-G06 : Prepay:P50 ACPR
G:CLOSE-03HE1-G2A : Prepay:A50 ACPR
G:CLOSE-03HE1-G2B : Prepay:A50 ACPR
G:CLOSE-03HE1-G5A : Prepay:A50 ACPR
G:CLOSE-03HE1-G5B : Prepay:A50 ACPR
For other tranches :

The following auumptions were used to create Scenario2

Assumptions
G:CLOSE-03HE1-G01 : Prepay:P75 ACPR
G:CLOSE-03HE1-G03 : Prepay:P75 ACPR
G:CLOSE-03HE1-G04 : Prepay:P75 ACPR
G:CLOSE-03HE1-G06 : Prepay:P75 ACPR
G:CLOSE-03HE1-G2A : Prepay:A75 ACPR
G:CLOSE-03HE1-G2B : Prepay:A75 ACPR
G:CLOSE-03HE1-G5A : Prepay:A75 ACPR
G:CLOSE-03HE1-G5B : Prepay:A75 ACPR
For other tranches :

The following auumptions were used to create Scenario3

Assumptions
G:CLOSE-03HE1-G01 : Prepay:P100 ACPR
G:CLOSE-03HE1-G03 : Prepay:P100 ACPR
G:CLOSE-03HE1-G04 : Prepay:P100 ACPR
G:CLOSE-03HE1-G06 : Prepay:P100 ACPR
G:CLOSE-03HE1-G2A : Prepay:A100 ACPR
G:CLOSE-03HE1-G2B : Prepay:A100 ACPR
G:CLOSE-03HE1-G5A : Prepay:A100 ACPR
G:CLOSE-03HE1-G5B : Prepay:A100 ACPR

Settle Date: 12/30/2003 US Treasury Curve Date: 12/10/2003

Assumptions
For other tranches :

The following auumptions were used to create Scenario4

Assumptions
G:CLOSE-03HE1-G01 : Prepay:P125 ACPR
G:CLOSE-03HE1-G03 : Prepay:P125 ACPR
G:CLOSE-03HE1-G04 : Prepay:P125 ACPR
G:CLOSE-03HE1-G06 : Prepay:P125 ACPR
G:CLOSE-03HE1-G2A : Prepay:A125 ACPR
G:CLOSE-03HE1-G2B : Prepay:A125 ACPR
G:CLOSE-03HE1-G5A : Prepay:A125 ACPR
G:CLOSE-03HE1-G5B : Prepay:A125 ACPR
For other tranches :

The following auumptions were used to create Scenario5

Assumptions
G:CLOSE-03HE1-G01 : Prepay:P150 ACPR
G:CLOSE-03HE1-G03 : Prepay:P150 ACPR
G:CLOSE-03HE1-G04 : Prepay:P150 ACPR
G:CLOSE-03HE1-G06 : Prepay:P150 ACPR
G:CLOSE-03HE1-G2A : Prepay:A150 ACPR
G:CLOSE-03HE1-G2B : Prepay:A150 ACPR
G:CLOSE-03HE1-G5A : Prepay:A150 ACPR
G:CLOSE-03HE1-G5B : Prepay:A150 ACPR
For other tranches :

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G01	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G03	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G04	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G06	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G2A	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G2B	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G5A	.00% CPR		.00000	75.00000
G:CLOSE-03HE1-G5B	.00% CPR		.00000	75.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default			.00000	75.00000
G:CLOSE-03HE1-G01	P50 ACPR		.00000	75.00000
G:CLOSE-03HE1-G03	P50 ACPR		.00000	75.00000
G:CLOSE-03HE1-G04	P50 ACPR		.00000	75.00000
G:CLOSE-03HE1-G06	P50 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2A	A50 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2B	A50 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5A	A50 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5B	A50 ACPR		.00000	75.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default			.00000	75.00000
G:CLOSE-03HE1-G01	P75 ACPR		.00000	75.00000
G:CLOSE-03HE1-G03	P75 ACPR		.00000	75.00000
G:CLOSE-03HE1-G04	P75 ACPR		.00000	75.00000
G:CLOSE-03HE1-G06	P75 ACPR		.00000	75.00000

Settle Date: 12/30/2003 US Treasury Curve Date: 12/10/2003

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:CLOSE-03HE1-G2A	A75 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2B	A75 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5A	A75 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5B	A75 ACPR		.00000	75.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default			.00000	75.00000
G:CLOSE-03HE1-G01	P100 ACPR		.00000	75.00000
G:CLOSE-03HE1-G03	P100 ACPR		.00000	75.00000
G:CLOSE-03HE1-G04	P100 ACPR		.00000	75.00000
G:CLOSE-03HE1-G06	P100 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2A	A100 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2B	A100 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5A	A100 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5B	A100 ACPR		.00000	75.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default			.00000	75.00000
G:CLOSE-03HE1-G01	P125 ACPR		.00000	75.00000
G:CLOSE-03HE1-G03	P125 ACPR		.00000	75.00000
G:CLOSE-03HE1-G04	P125 ACPR		.00000	75.00000
G:CLOSE-03HE1-G06	P125 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2A	A125 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2B	A125 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5A	A125 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5B	A125 ACPR		.00000	75.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default			.00000	75.00000
G:CLOSE-03HE1-G01	P150 ACPR		.00000	75.00000
G:CLOSE-03HE1-G03	P150 ACPR		.00000	75.00000
G:CLOSE-03HE1-G04	P150 ACPR		.00000	75.00000
G:CLOSE-03HE1-G06	P150 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2A	A150 ACPR		.00000	75.00000
G:CLOSE-03HE1-G2B	A150 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5A	A150 ACPR		.00000	75.00000
G:CLOSE-03HE1-G5B	A150 ACPR		.00000	75.00000